UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Executive Officers and Board of Directors

On January 22, 2019, Atento S.A. (the “Company”) announced the appointment of Carlos López-Abadía as Chief Executive Officer and member of the Board of Directors (the “Board”). His starting date will be January 28, 2019.

Carlos López-Abadía joins Atento after a successful 30 year career in the technology and consulting industries. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T.

On January 22, 2019, the Company also issued a press release announcing Mr. López-Abadía’s appointment as Chief Executive Officer, a copy of which is filed as Exhibit 99.1 to this Report.

Board of Directors

On January 18, 2019, the Company appointed Vishal Jugdeb to the Board. There are no arrangements or understandings with Mr. Jugdeb pursuant to which he was appointed as director, or any related party transactions between the Company and Mr. Jugdeb.

Also on January 18, 2019, Marie Katherine Brunner resigned from the Board. Ms. Brunner’s resignation was not due to any disagreement relating to the Company’s operations, policies or practices.

In addition, on January 18, 2019, the Board appointed Thomas Iannotti, a member of the Board, as Lead Director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

Date: January 22, 2019